13010571

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 1 2013
Washington DC
402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 68311

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY) *

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Watermill Institutional Trading LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 West 21st Street , 12th floor
(No. and Street)

New York	New York	10010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Dempsey — 917-621-3802
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	NJ	10010
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Dempsey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Watermill Institutional Trading LLC, as of December 31, ,20 12 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

COO & CCO

Title

Notary Public

CAROLYN AYALA
Notary Public - State of New York
No. 01AY6080152
Qualified in Queens County
My Commission Expires Nov. 12, 2014

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WATERMILL INSTITUTIONAL TRADING LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

WATERMILL INSTITUTIONAL TRADING LLC

CONTENTS

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To Watermill Institutional Trading LLC

We have audited the accompanying statement of financial condition of Watermill Institutional Trading LLC (the "Company") as of December 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Watermill Institutional Trading LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
February 26, 2013

WATERMILL INSTITUTIONAL TRADING LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS		
Cash	$	342,865
Restricted cash		119,202
Receivables from clearing broker, including clearing deposit of $200,000		1,292,868
Property and equipment, net		136,140
Other assets		728,759
	$	2,619,834
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	644,839
Member's equity		1,974,995
	$	2,619,834

See accompanying notes to financial statement.

1. Nature of business and summary of significant accounting policies

Nature of Business

Watermill Institutional Trading LLC (the "Company") is a limited liability company organized under the laws of the state of Delaware on August 24, 2009. Operations of the Company commenced in August 2010. The Company's operations consist primarily of engaging in agency equity transactions with institutional counterparties. Effective August 1, 2012, 100% of the Company's Membership Interest was acquired by Watermill Trading Holdings LLC. The Company is wholly owned by Watermill Trading Holdings LLC.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Association of Securities Dealers Automated Quotations ("NASDAQ").

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 26, 2013. Subsequent events have been evaluated through this date.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis and unrealized gains and losses are reflected in revenues.

Service Income

Service Income is recorded when the services are performed.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Useful Life	Estimated Principal Method
Furniture and fixtures	5 years	Straight-line
Network & server equipment	3 years	Straight-line
Computer hardware	3 years	Straight-line
Computer software	3 years	Straight-line
Leasehold improvements	lease term	Straight-line

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes

The Company has elected to be treated as a partnership under the applicable provisions of income tax laws. The Company is a limited liability company and, accordingly, no income taxes are incurred by the Company as all earnings and losses flow directly to the member. However, the Company is subject to the minimum New York State and New York City taxes.

At December 31, 2012, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2009.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Property and equipment

Details of property and equipment at December 31, 2012 are as follows:

Furniture and fixtures	$ 121,215
Network & server equipment	102,543
Computer hardware	205,715
Computer software	11,414
Leasehold improvements	14,328
	455,215
Less accumulated depreciation and amortization	319,075
	$ 136,140

Depreciation and amortization expense for the year ended December 31, 2012 was approximately $131,000.

3. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the alternative net capital requirement permitted by Rule 15c3-1, which requires that, the Company maintain minimum regulatory net capital as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2012, the Company's net capital was approximately $798,000, which was approximately $548,000 in excess of its minimum requirement of $250,000.

4. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

In addition, the receivables from the clearing brokers are pursuant to these clearance agreements and includes a clearing deposit of $200,000.

5. Commitment

The Company leases its office facility under an operating lease which expires in 2015. The Company has posted a letter of credit in the amount of $113,300 as a security deposit which is invested in a two year certificate of deposit and classified as restricted cash in the Statement of Financial Condition.

Aggregate future minimum annual rental payments for the years subsequent to December 31, 2012 are approximately as follows:

Year Ending December 31,		
2013	$	243,000
2014		251,000
2015		149,000
	$	643,000

Rent expense for the year ended December 31, 2012 was approximately $226,000.

6. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

7. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

8. Employee benefit plan

The Company maintains a retirement plan (the "401(k) Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants. Under the terms of the 401(k) Plan, participants can contribute a portion of their annual compensation, subject to limitations provided by the Internal Revenue Code. The Company can make discretionary matching contributions to the 401(k) on behalf of participating employees. At December 31, 2012, the Company incurred expenses related to the 401(k) Plan in the amount of $49,157.